

12061752

SECUR[illegible] SION

DD 12/28

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 27 2012
Washington DC
402

SEC FILE NUMBER
8- 3716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/11 (MM/DD/YY) AND ENDING 10/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scotia Capital (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza -- 165 Broadway
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Olsen 212-225-6705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 1/2

OATH OR AFFIRMATION

I, Joseph Olsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scotia Capital (USA) Inc., as of October 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

JESSICA RAMIREZ
Notary Public - State of New York
No. 01RA6152566
Qualified in New York County
My Commission Expires December 28, 2014

12-21-12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X **(o) Independent Registered Public Accounting firm's report on internal accounting control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SEC
Mail Processing
Section

DEC 27 2012

Washington DC
402

SCOTIA CAPITAL (USA) INC.

(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Statement of Financial Condition

October 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

7

Report of Independent Registered Public Accounting Firm

The Board of Directors
Scotia Capital (USA) Inc.:

We have audited the accompanying statement of financial condition of Scotia Capital (USA) Inc., (the Company) (a wholly owned subsidiary of Scotia Capital Inc.) as of October 31, 2012. These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Scotia Capital (USA) Inc., as of October 31, 2012 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

December 21, 2012

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

SCOTIA CAPITAL (USA) INC.

(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Statement of Financial Condition

October 31, 2012

Assets	
Cash and cash equivalents	$ 68,416,621
Cash on deposit with clearing organizations	27,614,734
Securities segregated under federal and other regulations	23,488,250
Receivable from brokers, dealers, and clearing organizations	6,025,872,618
Securities purchased under agreements to resell (fair value of collateral $536,846,079)	511,992,704
Receivable from customers	75,136,919
Securities owned, at fair value	804,023,390
Accrued interest receivable	6,357,602
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,743,795	716,868
Other assets	83,578,884
Total assets	$ 7,627,198,590
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to brokers, dealers, and clearing organizations	$ 4,924,186,097
Payable to customers	31,014,375
Securities sold, not yet purchased, at fair value	1,234,311,874
Securities sold under agreements to repurchase (fair value of collateral $38,939,989)	38,791,308
Bank loan payable	400,000,000
Derivative instrument with ultimate parent, at fair value	2,193,348
Accrued interest payable	3,775,395
Accounts payable, accrued expenses, and other liabilities	86,858,095
	6,721,130,492
Commitments and contingencies	
Subordinated borrowings	450,000,000
Stockholder's equity:	
Common stock par value, $10 per share. Authorized, issued, and outstanding 3,000 shares	30,000
Additional paid-in capital	69,010,000
Retained earnings	387,028,098
Total stockholder's equity	456,068,098
Total liabilities and stockholder's equity	$ 7,627,198,590

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

Scotia Capital (USA) Inc. (the Company) is a wholly owned subsidiary of Scotia Capital Inc. (the Parent), a Canadian investment dealer whose ultimate parent is the Bank of Nova Scotia (the Ultimate Parent). The Company is a registered broker and dealer in securities with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), the New York Stock Exchange as well as other Exchanges and the National Futures Association (NFA). The Company's primary business activities are trading in Canadian and U.S. securities primarily on a RVP/DVP basis and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors.

Cash and cash equivalents include demand deposits held in banks and overnight federal funds sold ninety days or less.

Securities transactions of the Company are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are carried at fair value.

Securities sold under agreements to repurchase and securities purchased under agreements to resell are treated as collateralized financing transactions. The liabilities and assets which result from these agreements are recorded in the accompanying statement of financial condition at the amounts at which the securities were sold or purchased, respectively. Where such agreements are entered into to finance or borrow securities that form part of the Company's securities inventory, the market values of the related securities are included in securities owned or securities sold, not yet purchased, respectively.

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

The Company provides for income taxes in accordance with the asset and liability method of accounting. Under this method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date.

The Company accounts for its derivative instruments under ASC 815, *Derivatives and Hedging*. ASC 815 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts. The Company has a total return equity swap contract with the Ultimate Parent to provide them with exposure to a basket of equity securities. The Company records this derivative as a freestanding trading instrument and does not apply hedge accounting. The Company recognizes all derivatives on the balance sheet as assets or liabilities at fair value.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

Recently Adopted Accounting Standards

In April 2011, the FASB issued ASU No. 2011-03, Transfers and Servicing (Topic 860) – Reconsideration of Effective Control for Repurchase Agreements. The amendments in the ASU remove from the assessment of effective control: (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. Other criteria applicable to the assessment of effective control are not changed by the amendments in the ASU. The ASU became effective for the Company on January 1, 2012. The guidance was applied to transactions or modifications of existing transactions that occurred on or after the effective date. The ASU had no effect on the Company's financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The ASU primarily expands the existing disclosure requirements for fair value. Specifically, the new guidance mandates the following additional disclosures: 1) the amount of any transfers between Level 1 and Level 2 of the fair value hierarchy, 2) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement of Level 3 instruments, 3) a qualitative discussion of the sensitivity of the fair value to changes in unobservable inputs and any inter-relationships between those inputs that magnify or mitigate the effect on the measurement of Level 3 instruments and 4) the level within the fair value hierarchy, of items that are not measured at fair value in the statement of financial condition but whose fair value must be disclosed. This new guidance was effective for us prospectively beginning January 1, 2012. The adoption of this new guidance resulted in an increase of certain of our financial statement disclosures, but the adoption did not have any impact on our financial position or results of operations.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210) - Disclosures about Offsetting Assets and Liabilities. The standard will require new disclosures about certain financial instruments and derivative instruments that are either offset in the balance sheet (presented on a net basis) or subject to an enforceable master netting arrangement or similar arrangement. At its October 31 meeting, the FASB decided to limit the scope of the new offsetting disclosures in ASU 2011-11 to derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending agreements subject to master netting arrangements or similar agreements. The standard requires disclosures that provide both gross and net information in the notes to the financial statements for relevant assets and liabilities. This ASU does not change the existing offsetting eligibility criteria or the permitted balance sheet presentation for those instruments that meet the eligibility criteria. The disclosure standard will become effective for annual periods beginning January 1, 2013.

(2) Related-Party Transactions

The Company acts as agent for the Ultimate Parent and its affiliates to market certain products in the United States of America on its behalf. Included in other assets are receivables from the Parent of $5,077,568 primarily associated with fees collected on the Company's behalf, receivables from the Ultimate Parent of $9,087,379, primarily associated with the reimbursement of general and administrative expenses, and receivables from affiliates of $1,731,772 also primarily associated with the reimbursement of general and administrative expenses. Included in accounts payable, accrued expenses, and other liabilities are payables to the Parent of $1,582,639 primarily associated with fees owed and Ultimate Parent of $1,181,106 primarily related to a loan, and fees and expenses due the Ultimate Parent for intercompany costs associated with benefit plans administered by the Ultimate Parent. In addition, included in accounts payable, accrued expenses, and other liabilities are payables to affiliates of $277,463 associated with securities loaned and subordinated loan interest. A payable to the Ultimate Parent of $2,193,348 in

connection with a total return equity swap is presented as derivative instrument, at fair value. Receivable from and payable to brokers, dealers, and clearing organizations includes a receivable from the Parent of $2,386,222,151, Ultimate Parent of $11,037,736 and a payable to the Parent of $1,997,093,650, Ultimate Parent of $199,825,372. Securities purchased under agreements to resell of $211,992,704 are with the Ultimate Parent. Securities sold under agreements to repurchase of $38,791,308 are with the Ultimate Parent.

(3) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at October 31, 2012 consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 259,098,510	196,831,608
Receivable from/payable to brokers and dealers	8,460,396	13,285,348
Securities borrowed/loaned	5,758,313,712	4,714,069,141
	$ 6,025,872,618	4,924,186,097

As of October 31, 2012 the fair value of the securities borrowed was $5,610,122,398 and the fair value of the securities loaned was $4,584,244,001.

(4) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading securities carried at fair value as follows:

	Owned	Sold, not yet purchased
U.S. and Canadian government obligations	$ 40,487,819	217,704,499
Canadian provincial obligations	157,481,434	50,397,466
Corporate debt obligations	456,370,738	241,610,817
Common stock	10,357,244	658,967,978
Other foreign government obligations	139,326,155	65,631,114
	$ 804,023,390	1,234,311,874

(5) Derivative Instrument, at Fair Value

As of October 31, 2012, the Company had one total return equity swap with the Ultimate Parent with a notional amount of approximately $677,973,410 recorded as a liability with a fair value of $2,193,348. The transaction matures in August 2013. The Company has recorded this derivative as a freestanding trading instrument and does not apply hedge accounting. The derivative provides the Ultimate Parent with exposure to a basket of equity securities in exchange for which the Company receives a floating rate of interest based on one-month LIBOR.

(6) Credit Facility

As of October 31, 2012, the Company had an overnight bank loan with the Ultimate Parent amounting to $400,000,000, bearing an interest rate of Fed Funds plus 0.10%. In addition, the Company had unused credit facilities of $600,000,000 with the Ultimate Parent.

(7) Subordinated Borrowings

On May 28, 2010, the Company entered into a revolving note and cash subordination agreement (the note) with an affiliate of the Ultimate Parent, amounting to $250,000,000, which was increased to $750,000,000 on February 1, 2011. The note bears a market rate (LIBOR plus 0.80%) of interest on the amount drawn upon and is covered by an agreement approved by the FINRA, and is thus available in computing net capital under the SEC's uniform net capital rule. The note is scheduled to mature on May 31, 2014 and $450,000,000 was outstanding at October 31, 2012.

(8) Employee Benefit Plans

The Company participates in the Ultimate Parent's pension plan (the Plan), which covers substantially all full-time employees. The costs of the Plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the Plan's assets as they relate to the employees of the Company.

The Company also maintains a 401(k) salary deferral and profit sharing plan (the 401(k) plan) covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employee's contributions up to a maximum of 4.5% of the employee's salary.

(9) Commitments and Contingencies

The Ultimate Parent provides the Company with office space under an agreement, expiring in 2014, whereby the Company is committed to pay minimum total lease obligations as follows:

2013	$	886,678
2014		517,229
	$	1,403,907

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions relating to its underwriting business. After reviewing these actions with its counsel, management does not believe that the outcome of such actions will have any material effect on its financial position or results of its operations.

(10) Regulatory Requirements

The Company, as a registered broker and dealer in securities, is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Under the Rule and the related rules of the FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1. At October 31, 2012, the Company's ratio of aggregate indebtedness to net capital was 2.50 to 1. The Company's net capital was

$503,432,054 which was $419,504,926 in excess of its required net capital of $83,927,128 as of October 31, 2012.

The SEC may by order restrict, for a period of up to 20 business days, any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal when aggregated with all other withdrawals of equity capital on a net basis during a 30-calendar-day period exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

The Company is also subject to the SEC's Customer Protection Rule (15c3-3) which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of October 31, 2012, the Company had qualified securities in the amount of $21,489,250 segregated in the special reserve bank account.

In accordance with SEC Rule 15c3-3, the Company computed a reserve for the proprietary accounts of introducing broker-dealers (PAIB). As of October 31, 2012, the Company had qualified securities in the amount of $1,999,000 on deposit in a reserve bank account.

(11) Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

At October 31, 2012, the deferred tax assets of $8,583,314 were composed of temporary differences due to deferred compensation accruals and depreciation expenses. Although realization is not assured for the above deferred tax assets, management has not recorded a valuation allowance against its deferred tax assets as management believes it is more likely than not that they will be realized through future taxable earnings.

The difference between the statutory rate of 35% and the effective rate of 44% is primarily due to state and local taxes, net of federal benefit, and the tax effect of nondeductible expenses.

The Company remains open to federal, New York State, and New York City examinations for the fiscal years October 31, 2009 and forward.

(12) Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

The Company's securities owned, securities sold, but not yet purchased, and derivative instruments are recorded at fair value on a recurring basis.

ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of October 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets:				
U.S. and Canadian government obligations	$ 40,487,819			$ 40,487,819
Canadian provincial obligations		157,481,434		157,481,434
Corporate debt obligations		456,370,738		456,370,738
Common stock	10,357,244			10,357,244
Other foreign government obligations		139,326,155		139,326,155
Total securities owned	50,845,063	753,178,327	—	804,023,390
Securities segregated under federal and other regulations	23,488,250			23,488,250
Total assets at fair value	$ 74,333,313	753,178,327	—	$ 827,511,640
Liabilities:				
U.S. and Canadian government obligations	$ 217,704,499			$ 217,704,499
Canadian provincial obligations		50,397,466		50,397,466
Corporate debt obligations		241,610,817		241,610,817
Common stock	658,967,978			658,967,978
Other foreign government obligations		65,631,114		65,631,114
Total securities sold, not yet purchased	876,672,477	357,639,397	—	1,234,311,874
Derivative instrument		2,193,348		2,193,348
Total liabilities at fair value	$ 876,672,477	359,832,745	—	$ 1,236,505,222

The fair value of our securities was determined using a variety of sources as follows:

For common stock, fair value was determined by the closing price of the primary exchanges and is included in Level 1 for those that are actively traded.

For U.S. and Canadian government, Canadian provincial, Corporate debt, and foreign government obligations, the primary source for pricing is derived from dealer and broker quotes and is included in Levels 1 and 2, respectively.

The fair value of our derivative instrument, at fair value was determined primarily using the closing price on the primary exchanges of the basket of equity securities referenced by the derivative contract, and is included in Level 2.

There were no significant transfers in or out of Levels 1 or 2.

(13) Off-Balance-Sheet Credit Risk

As a securities broker and dealer, the Company is engaged in securities trading and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's customer securities activities are processed on a delivery versus payment and receipt versus payment basis. The Company records these transactions on a settlement-date basis, which is generally one business day for U.S. government securities transactions and three business days for equity and debt securities transactions.

As a result, the Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of the contracts, in which case, the Company may be required to purchase or sell the underlying securities at prevailing market prices. In connection with the Company's customer and proprietary financing and securities settlement activities, the Company pledges securities as collateral in support of various secured financing sources such as bank loans, and securities loaned. In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. At October 31, 2012, the market value of securities pledged under these secured financing transactions approximated the amount due, which is recorded as securities loaned in the statement of financial condition.

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this $1,234,311,874 obligation in the accompanying statement of financial condition at the October 31, 2012 fair value of the related securities. The Company will incur a trading loss on the securities if the market price increases, and a trading gain if the market price decreases subsequent to October 31, 2012. In security sales transactions, the Company is subject to risk if the security is not received and the market value has increased over the contract amount of the transaction.

As a securities broker and dealer, the Company is engaged in various securities trading activities and substantially all of the Company's financial assets and liabilities are carried at or approximate fair value.

(14) Subsequent Events

On November 1, 2012, Howard Weil Incorporated (a broker-dealer) was merged into the Company. There was no material impact to the Company's financial statements or net capital.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
Scotia Capital (USA) Inc.:

In planning and performing our audit of the financial statements of Scotia Capital (USA) Inc. (the Company) (a wholly owned subsidiary of Scotia Capital Inc.), as of and for the year ended October 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e),

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.



subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report,were adequate at October 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

December 21, 2012